EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended July 31,
	2008	2009

Income before income taxes	$32,785	$26,382
Fixed charges	6,183	8,435
Capitalized interest	(92)	(33)
Total earnings	$38,876	$34,784

Interest expense (including capitalized interest)	$267	$1,561
Amortized premiums and expenses	38	467
Estimated interest within rent expense	5,878	6,407
Total fixed charges	$6,183	$8,435

Ratio of earnings to fixed charges	6.29	4.12

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